FEE WAIVER AND EXPENSE PAYMENT REIMBURSEMENT AGREEMENT

This Agreement is made as of August 14, 2007 by and between Munder Capital Management (“MCM”) and Munder Series Trust (“MST”), on behalf of each series of MST set forth in Schedule A (collectively, the “Funds” and each, a “Fund”).

WHEREAS, MST is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management company of the series type, and each Fund is a series of MST;

WHEREAS, MCM and MST, on behalf of each Fund, have entered into a Combined Investment Advisory Agreement dated as of December 29, as amended, and a Combined Administration Agreement dated as of October 30, 2003, as amended (collectively, the “Service Agreements”), pursuant to which MCM provides certain advisory and administrative services to each Fund for compensation; and

WHEREAS, pursuant to a separate Expense Limitation Agreement dated as of this same date (“Expense Limitation Agreement”), MCM has agreed to pay certain expenses of the Funds and/or waives fees payable under the Service Agreements in order to reduce the ordinary annual fund operating expenses borne by shareholders of the Funds;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed among MCM and MST as follows:

1. Expense Limitations.

For purposes of this Agreement, the “Expense Limit” with respect to any Fund shall be that specified in the Expense Limitation Agreement. The Expense Limit for each class of shares of any Fund shall be expressed as a ratio of ordinary annual class operating expenses to average net assets of the class (“Operating Expense Ratio”), it being understood that ordinary annual class operating expenses shall exclude taxes, interest, litigation fees and expenses, dividends and interest expense on securities sold short, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and “Acquired Fund Fees and Expenses” (as that term is used in Form N-1A and interpreted by the Securities and Exchange Commission).

2. Reimbursement of Payments Made and Fees Waived Under Expense Limitation Agreement.

(a) Reimbursement. If the Operating Expense Ratios for all of the classes of any Fund for a fiscal year is estimated to be less than their respective Expense Limits for that year, subject to quarterly approval by MST’s Board of Trustees, as provided in Section 2(b) below, MCM shall be entitled to reimbursement by that Fund, in whole or in part as provided below, of Fund expenses paid or Service Agreement fees waived pursuant to the Expense Limitation Agreement. With respect to any Fund, the total amount of reimbursement to which MCM may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all expenses paid and Service Agreement fees waived by MCM pursuant to the Expense Limitation Agreement during any of the previous three (3) fiscal years (or the term of this Agreement, whichever is shorter), less any reimbursement previously made by the Fund to MCM under this Agreement relating to such period. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

(b) Board Approval. No reimbursement shall be paid to MCM with respect to any Fund pursuant to this Agreement in any fiscal quarter, unless MST’s Board of Trustees has determined that the payment of such reimbursement is in the best interests of that Fund and its shareholders. MST’s Board of Trustees shall determine quarterly, in advance, whether any Reimbursement Amount may be paid to MCM.

(c) Quarterly Computation. Once MST’s Board of Trustees has approved the payment of a Reimbursement Amount under this Agreement for a particular fiscal quarter, each month during the fiscal quarter, the actual Operating Expense Ratios fiscal year-to-date of the all of the classes of that Fund shall be annualized as of the last day of the month. If the annualized year-to-date Operating Expense Ratios of all of the classes of the Fund are less than their respective Expense Limits, and provided that MCM requests payment of the Reimbursement Amount (or a portion of the Reimbursement Amount), the Fund shall pay to MCM an amount sufficient to increase the year-to-date annualized Operating Expense Ratios of all of the classes of the Fund to amounts no greater than their respective Expense Limits, provided that such Reimbursement Amount (or a portion of the Reimbursement Amount) paid to MCM will in no event exceed the total Reimbursement Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the last month of each fiscal year an adjustment payment shall be made by the appropriate party in order that the actual Operating Expense Ratios of each class of each Fund for the prior fiscal year (including any Reimbursement Amounts paid hereunder with respect to such fiscal year) do not exceed their respective Expense Limits.

3. Term and Termination of Agreement.

(a) Term. This Agreement with respect to each Fund listed in Schedule A shall continue in effect through October 31, 2008. Thereafter, the Agreement shall continue in effect with respect to each Fund from year to year provided such continuance is specifically approved by a majority of the Trustees of MST who (1) are not “interested persons” of MST or any other party to this Agreement, as defined in the 1940 Act, and (2) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”).

(b) Termination. Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty; provided that, in the case of termination by MST, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of MST or by a vote of a majority of the outstanding voting securities of the applicable Fund.

4. Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained shall be deemed to require MST or any Fund to take any action contrary to MST’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive MST’s Board of Trustees of its responsibility for and control of the conduct of the affairs of MST or any Fund.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of any Service Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Service Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

MUNDER SERIES TRUST, on behalf of the Funds listed on Schedule A

By:
Stephen J. Shenkenberg
Vice President, Secretary & CCO

MUNDER CAPITAL MANAGEMENT

By:
Peter K. Hoglund
Managing Director, Chief Administrative Officer

Dated: August 14, 2007

Schedule A

to the

Fee Waiver & Expense Payment Reimbursement Agreement

Funds

Munder International Fund-Core Equity

Munder International Small-Mid Cap Fund

Munder Mid-Cap Value Fund

Munder Small-Mid Cap Fund

Munder Small-Mid Cap 130/30 Fund

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